EXHIBIT 99.1

IIJ Partially Corrects Number of Subscription for Connectivity Services as Announced in its Financial Results for the First Three Months of the Fiscal Year Ending March 31, 2018

TOKYO, Aug. 15, 2017 (GLOBE NEWSWIRE) -- Internet Initiative Japan Inc. ("IIJ") (NASDAQ:IIJI) (TSE1:3774) has partially corrected its “Number of Contracts and Subscription for Connectivity Services" announced on August 8, 2017 in its financial results for the first three months of the fiscal year ending March 31, 2018. The corrected points are underlined and italicized.

About Correction:
“Number of Contracts and Subscription for Connectivity Services” in page 3 of the press release titled “IIJ Announces First Three Months Financial Results for the Fiscal Year Ending March 31, 2018”

[Before correction]

Number of Contracts and Subscription for Connectivity Services
	as of June 30, 2016	as of June 30, 2017	YoY Change
Internet connectivity services (Enterprise)	616,356	1,005,410	389,054
IP service (1Gbps-)	376	450	74
IP service (100Mbps-999Mbps)	540	598	58
IP service (-99Mbps)	659	642	(17)
IIJ Data center connectivity service	264	240	(24)
IIJ FiberAccess/F and IIJ DSL/F	73,111	71,390	(1,721)
IIJ Mobile service (Enterprise)	540,326	931,049	390,723
IIJ Mobile MVNO Platform Service	333,375	639,659	306,284
Others	1,080	1,041	(39)
Internet connectivity services (Consumer)	1,283,614	1,453,068	169,454
IIJ	1,141,236	1,322,313	181,077
IIJmio Mobile Service	810,753	965,692	154,939
hi-ho	142,378	130,755	(11,623)
Total contracted bandwidth	2,239.0Gbps	2,882.6Gbps	643.6Gbps

[After correction]

Number of Contracts and Subscription for Connectivity Services
	as of June 30, 2016	as of June 30, 2017	YoY Change
Internet connectivity services (Enterprise)	616,356	1,005,410	389,054
IP service (1Gbps-)	376	450	74
IP service (100Mbps-999Mbps)	540	598	58
IP service (-99Mbps)	659	642	(17)
IIJ Data center connectivity service	264	240	(24)
IIJ FiberAccess/F and IIJ DSL/F	73,111	71,390	(1,721)
IIJ Mobile service (Enterprise)	540,326	931,049	390,723
IIJ Mobile MVNO Platform Service	333,375	639,659	306,284
Others	1,080	1,041	(39)
Internet connectivity services (Consumer)	1,283,614	1,418,426	134,812
IIJ	1,141,236	1,287,671	146,435
IIJmio Mobile Service	810,753	965,692	154,939
hi-ho	142,378	130,755	(11,623)
Total contracted bandwidth	2,239.0Gbps	2,882.6Gbps	643.6Gbps

About IIJ

Founded in 1992, IIJ is one of Japan's leading Internet-access and comprehensive network solutions providers. IIJ and its group companies provide total network solutions that mainly cater to high-end corporate customers. IIJ's services include high-quality Internet connectivity services, systems integration, cloud computing services, security services and mobile services. Moreover, IIJ has built one of the largest Internet backbone networks in Japan that is connected to the United States, the United Kingdom and Asia. IIJ listed on the U.S. NASDAQ Stock Market in 1999 and on the First Section of the Tokyo Stock Exchange in 2006.

Statements made in this press release regarding IIJ’s or management’s intentions, beliefs, expectations, or predictions for the future are forward-looking statements that are based on IIJ’s and management's current expectations, assumptions, estimates and projections about its business and the industry. These forward-looking statements, such as statements regarding FY2017 revenues and operating and net profitability, are subject to various risks, uncertainties and other factors that could cause IIJ’s actual results to differ materially from those contained in any forward-looking statement. These risks, uncertainties and other factors include: IIJ’s ability to maintain and increase revenues from higher-margin services such as systems integration and outsourcing services; the possibility that revenues from connectivity services may decline substantially as a result of competition and other factors; the ability to compete in a rapidly evolving and competitive marketplace; the impact on IIJ's profits of fluctuations in costs such as backbone costs and subcontractor costs; the impact on IIJ's profits of fluctuations in the price of available-for-sale securities; the impact of technological changes in its industry; IIJ’s ability to raise additional capital to cover its indebtedness; the possibility that NTT, IIJ’s largest shareholder, may decide to exercise substantial influence over IIJ; and other risks referred to from time to time in IIJ’s filings on Form 20-F of its annual report and other filings with the United States Securities and Exchange Commission.

For inquiries, contact:

IIJ Investor Relations
Tel: +81-3-5205-6500 E-mail: ir@iij.ad.jp URL: https://www.iij.ad.jp/en/ir